Mail Stop 0511


	January 7, 2005


Vernon Samaroo, President
Southridge Enterprises, Inc.
18523 - 98th Avenue
Edmonton, Alberta  T5T  3E6

RE:  Southridge Enterprises Inc. ("the company")
        File No.  333-119729
        Amendment No. 1 to Form SB-2
        Filed December 2, 2004

Dear Mr. Samaroo:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recommendations of Geological Report and Geological Exploration
Program, page 24

1.	In the penultimate paragraph, please revise "Our cash on hand to
date..." to include the date of the reported cash balance. Please revise your second risk factor in a similar manner and elsewhere in the prospectus, as appropriate.

2.	The report provided was a geological report on the Phase I
Exploration results prepared by W.G. Timmins, P.Eng. This report was developed by your consulting geologist and contained his conclusions on the results of Phase I exploration program dated October 29, 2004.
This report, while informative, was not the report referenced in the filing.

      Supplementally provide a copy of the exploration report developed by W.G. Timmins, P.Eng., entitled "Report on the Hilltop Claims" dated August 10, 2004. This is a geological evaluation report on the Hilltop Claims. This report summarizes the history of the Hilltop mineral claims exploration and the regional/local geology. Also addressed are the mineralization observed and the geological formations identified as a result of the prior exploration. The geological report also gives conclusions regarding potential mineralization of the mineral claims and recommends further geological exploration the mineral claims. A brief program is outlined.

Results of operations for the period ending August 31, 2004

3.	As previously requested, please state the offering expenses
paid
to date and the amount to be paid in the future, if any.

Financial Statements

Consolidated balance sheet, page 2

4.	We noted from your response to comment 21 that cash includes
$2,500 in the lawyer`s trust account. Supplementally explain the transaction, disclose its nature, restrictions if any, and its availability to pay current obligations and tell us how your presentation is appropriate. Please note that cash and cash equivalents must be readily available to pay current obligations and free from any contractual restrictions. Cash that is restricted or in escrow should be segregated from the general cash category; the restricted cash is either classified in the current asset or in the noncurrent asset section, depending on the date of availability or disbursement. Please revise as appropriate. Also, please ensure that restricted cash is properly classified in your consolidated statement of cash flows. Refer to SFAS 95.

5.	We noted your response to comment 24 and understand that you have restated the financial statements to expense the mineral leases.
Please revise to include a note to discuss the nature of the error in the previously issued financial statements and the effect of its correction on net income, and the related per share amounts. Refer to
APB 20, paragraphs 36-37. We also believe the change should be referenced in the auditor`s report, as contemplated by Section 561 of the Codification of Statements on Auditing Standards. Please revise accordingly.




Note 2 - Summary of significant accounting policies
Foreign currency translation, page 8

6.	We read your response to comment 23 and your revised
disclosure
that the functional and reporting currency is US$. We understand that the primary economic environment in which you operate is in Canada. Please confirm to us that your functional currency is US$.
If the functional and reporting currency is the same, we would not expect the remeasurement process to occur. Please revisit your disclosure and revise accordingly. Refer to SFAS 52, paragraph 10.

General

7.	Please update the disclosure throughout the prospectus to the latest date practicable.

Signatures

8.	The signature page should designate the individual(s)
operating
in the capacities of principal executive officer, principal accounting officer, and principal financial officer. Please note in the amendment to be filed.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Raj Rajan at (202) 942-1941 with any questions regarding accounting issues and you may contact Janice McGuirk at
(202) 942-1787 with any other questions.



Sincerely,





John Reynolds, Assistant Director

Office of Emerging Growth Companies

CC:   Stephen F. X. O`Neill, Esq.
         Via fax (604) 687-5792